FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑          Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐          No ☑

1

Gemplus announces successful litigation result

Luxembourg – May 27, 2005 – Gemplus International S.A. (Euronext: LU0121706294 – GEM and NASDAQ: GEMP), the world’s leading provider of smart card enabled solutions, today reports on a successful result on appeal in a lawsuit concerning an alleged breach of contract by Gemplus S.A., a subsidiary of Gemplus International S.A. in France, regarding the promotion of smart card solutions for casino slot machines.

On May 26, 2005, the Aix-en-Provence Court of Appeal rendered a decision in favor of Gemplus S.A., reversing the judgement of the Marseille Commercial Court of March 18, 2004 which had found that Gemplus S.A. had breached the contract and had ordered Gemplus S.A. to pay the plaintiffs € 22 million in damages. The Court of Appeals dismissed all the plaintiffs’ claims for damages and ordered the plaintiffs to pay court costs and expert’s fees. On April 2, 2004, the Court of Appeal had previously decided at Gemplus S.A.’s request to suspend the enforcement of the decision of the Marseilles Commercial Court and had ordered Gemplus S.A. to make a cash deposit of € 22 million into an escrow account as security pending the decision on Gemplus S.A.’s appeal on the merits. Now as a result of the May 26, 2005 appeal decision, this escrow deposit will be released and restituted in full to Gemplus S.A.

The group recorded a provision of € 5.2 million in respect of this matter, as reported in the Company’s consolidated accounts at December 31, 2003.

The case is subject to a possible request for appeal to the French Supreme Court, which would require that Court’s approval and be strictly limited to questions of law.

About Gemplus:

Gemplus International S.A. (Euronext: LU0121706294 – GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2005), Frost & Sullivan, Datamonitor.). It has sold over 5 billion smart cards.

With security at its core, and 2400 patents and patent applications produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2004 was 865 million Euros.

www.gemplus.com

Contacts:

Remi Calvet
Senior Vice President, Corporate Communications
Tel: +33 (0)622728158
Remi.calvet@gemplus.com

©2005 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations

2

reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 30 May, 2005	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer

4